

September 13, 2011

Via E-Mail

Morton A. Pierce, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

> **Re:** **Pharmerica Corporation**
> **Schedule TO-T filed September 7, 2011 by Omnicare, Inc. and**
>   **Philadelphia Acquisition Sub, Inc.**
> **SEC File No. 005-83078**

Dear Mr. Pierce:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Cover Page

1.   The Rights Condition and the Section 203 Condition in this section are subject to a determination of your satisfaction of the conditions based on your sole discretion. Please revise each condition throughout your offer document to include a reasonableness standard. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Summary Term Sheet, page i

2.   Please revise the response to the question "If I accept the offer, when and how will I be paid for my Shares?" to comply with the requirements of Rule 14e-1(c)

that state that consideration must be paid promptly after expiration of the offer. You currently disclose that such payment would be made following the later of the offer expiration date and the satisfaction or waiver of the offer's conditions.

Terms of the Offer; Expiration Date, page 5

3.   Please revise the language in the penultimate paragraph of this section that states that you will return unpurchased or untendered Shares "as promptly as practicable" to state that you will make such returns "promptly" as required by Rule 14e-1(c).

Procedures for Accepting the Offer and Tendering Shares, page 8

4.   We note your statement on page 12 that determinations of validity, effected in your sole discretion, will be "final and binding." Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Apply this comment throughout the offer document.

Certain Information Concerning Pharmerica, page 17

5.   Please revise the second sentence in the first paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure.

Conditions to the Offer, page 33

6.   We note your disclosure in the first paragraph have reserved the right to assert the occurrence of any of the conditions to the offer from the date of commencement until "before the time for payment." Defining the conditions as such suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please make similar revisions in the first paragraph on page 37 and elsewhere in your offer document, as necessary.

7.   We refer to the last paragraph on page 36 and first paragraph on page 37. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The language "regardless of the circumstances (including action or inaction by Purchaser or any of its affiliates) giving rise to

such conditions . . . " implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

8.   We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

9.   Please refer to the same paragraph referenced immediately above. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions